SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

   Josh Targoff             Michael A. Schwartz                J. Mark Metts
  Third Point LLC       Willkie Farr & Gallagher LLP             Jones Day
  390 Park Avenue            787 Seventh Avenue                  717 Texas
     18th Floor              New York, NY 10019                  Suite 3300
New York, NY 10022             (212) 728-8000                Houston, TX 77002
  (212) 224-7406                                               (832) 239-3939


                                  July 17, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 2 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
            13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              68,755,450
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 3 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              68,755,450 (1)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 4 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners L.P.
            22-3352246
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              27,588,904
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,588,904
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,588,904
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 5 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified L.P.
            74-3110449
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              40,770,546
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                40,770,546
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            40,770,546
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 6 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
            04-3849825
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              302,200
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                302,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            302,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 069827103                                 Page 7 of 14 Pages
--------------------------                          ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Ultra Ltd.
            04-3849290
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              70,200
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the
Schedule 13D filed on July 17, 2008 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P. ("Partners"), Third Point Partners Qualified L.P. ("Partners Qualified"), Third Point Offshore Fund, Ltd. ("Offshore"), Third Point Ultra Ltd. ("Ultra") and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners, Partners Qualified, Offshore and Ultra, the "Reporting Persons"). The Schedule 13D relates to the Common Stock, par value $0.001 per share, of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

     The Management Company is the investment manager or adviser to Partners, Partners Qualified, Offshore, Ultra and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own (a) shares of Common Stock and (b) 14% Senior Subordinated Convertible Secured Notes due 2013 (the "Convertible Notes") that are convertible into shares of Common Stock. The Schedule 13D relates to both the shares of Common Stock directly owned by the Funds and to the shares of Common Stock underlying the Convertible Notes. The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock and the Convertible Notes.

Item 3.     Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $49,329,805 of their own investment capital to acquire the Convertible Notes and shares of Common Stock held by them. Partners expended an aggregate of approximately $19,831,364 of its own investment capital to acquire the Convertible Notes and Common Stock its holds. Partners Qualified expended an aggregate of approximately $29,306,540 of its own investment capital to acquire the Convertible Notes and shares of Common Stock its holds. Offshore expended an aggregate of approximately $146,464 of its own investment capital to acquire the shares of Common Stock its holds. Ultra expended an aggregate of approximately $33,997 of its own investment capital to acquire the shares of Common Stock its holds.

     The Funds effected the purchases of Common Stock primarily through margin accounts, which are maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC and Bear, Stearns Securities Corp. and which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     The Reporting Persons have had conversations with the Chairman and Chief Executive Officer of the Company, another member of the Board and counsel to the Company regarding the Reporting Persons' desire to obtain majority representation on the Board. These conversations appear to be productive, and during the course of these discussions the Reporting Persons have proposed that Bradley L. Radoff, Todd Q. Swanson and John V. Lovoi be added to the Board as promptly as practicable. Biographical information for Messrs. Radoff, Swanson and Lovoi is provided below.

          Bradley L. Radoff is a Senior Portfolio Manager at Third Point LLC, which he rejoined in 2006. Before rejoining Third Point, Mr. Radoff, 34, was the General Partner of Fondren Management from 2005 to 2006 and employed as an analyst at Lonestar Capital from 2003 to 2004 and the Citadel Investment Group from 2000 to 2003. Mr. Radoff was a director of Pogo Producing Company in 2007, until the sale of that company to Plains Exploration & Production Company later that year. Mr. Radoff received a B.S. degree in Economics from the University of Pennsylvania in 1995.

          Todd Q. Swanson, 33, is an investment analyst at Third Point LLC. Prior to joining Third Point in 2005, Mr. Swanson attended the Graduate School of Business at Stanford University from 2003 to 2005. From 2001 through 2003 he worked for Thoma Cressey Equity Partners, a private equity firm based in Chicago. From 1998 through 2001, he worked for KPMG LLP, an international accounting firm, in accounting and merger and acquisition roles. Mr. Swanson graduated from Iowa State University with B.S. degrees in Accounting and Finance, as well as from the Graduate School of Business at Stanford University with a Masters in Business Administration. Mr. Swanson became a Certified Public Accountant (CPA) in 1998 and earned the Chartered Financial Analyst (CFA) designation in 2001. He is currently a director of Biofuel Energy Corporation (NASDAQ: BIOF).

          John V. Lovoi is the managing partner of JVL Partners LLC, a private oil and gas investment partnership. Mr. Lovoi is a Director of Helix Energy Solutions (NYSE: HLX), an oilfield services company engaged in exploration and production and offshore oil and gas field development and Dril-Quip, Inc. (NYSE: DRQ), a provider of subsea equipment. From 1988 to 2003, Mr. Lovoi held a number of positions in the global oil and gas business, primarily in the areas of investment banking and equity research. From December 2000 until August 2002, Mr. Lovoi served as Head of Morgan Stanley's Global Oil and Gas investment banking practice. Mr. Lovoi graduated from Texas A&M University in 1984 with a B.S degree in Chemical Engineering and received his Masters in Business Administration with an emphasis on Finance and Accounting from the University of Texas at Austin in 1988.

Item 5.     Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) The Reporting Persons own a total of 64,296,760 shares of Common Stock and $3.21 million in aggregate principal amount of the Convertible Notes. The conversion price for the Convertible Notes is $0.72 per share. As a result, each $1,000 of the principal amount of the Convertible Notes is convertible into an aggregate of 1,389 shares of Common Stock. Therefore, the Convertible Notes into Common Stock, held by the Reporting Persons are convertible into a total of 4,458,690 shares of Common Stock, excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount. Due to the immediate convertibility of the Convertible Notes, the Reporting Persons are deemed to beneficially own the shares of the Common Stock into which such Convertible Notes are convertible, resulting in a total beneficial ownership of 68,755,450 shares of Common Stock. The Reporting Persons' beneficial ownership of the Common Stock represents approximately 66.9% of the Company's outstanding Common Stock on a fully diluted basis.

     The information provided in the cover pages with respect to the beneficial ownership by each of the Reporting Persons is incorporated herein by reference. Based upon the Company's proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders held on July 9, 2008, there were 34,462,282 issued and outstanding shares of Common Stock as of April 28, 2008. Any calculations of percentage ownership contained in this Schedule 13D assume that the number of issued and outstanding shares has not changed since such date (before giving effect to the conversion of the Convertible Notes described above) and, in each case, shares of Common Stock issuable upon conversion of the Convertible Notes are deemed to be outstanding for purposes of such calculations.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 68,755,450 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Offshore share voting power and dispositive power over the 302,200 shares of Common Stock directly beneficially owned by Offshore. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 27,588,904 shares of Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 40,770,546 shares of Common Stock directly beneficially owned by Partners Qualified. The Management Company, Mr. Loeb and Ultra share voting power and dispositive power over the 70,200 shares of Common Stock directly beneficially owned by Ultra.

          (c) Schedule A hereto sets forth certain information with respect to transactions by and between Offshore, Partners, Partners Qualified and Ultra, at the direction of the Management Company and Mr. Loeb, in the Convertible Notes on July 17, 2008. Except as set forth on Schedule A and except for the exercise of conversion rights described in Item 4, since the most recent filing on Schedule 13D there were no transactions in the Convertible Notes or Common

Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Convertible Notes and Direct Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes or Direct Shares.

     (e) On July 17, 2008, Offshore and Ultra each ceased to be the beneficial owner of more than five percent of the Common Stock.


                            [Signature pages follow]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2008
                             THIRD POINT LLC

                             By:  Daniel S. Loeb, Chief Executive Officer

                             By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                             DANIEL S. LOEB


                             By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                             THIRD POINT PARTNERS L.P.

                             By:  Third Point Advisors LLC, its General Partner
                             By:  Daniel S. Loeb, Managing Member


                             By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                             THIRD POINT PARTNERS QUALIFIED L.P.

                             By:  Third Point Advisors LLC, its General Partner
                             By:  Daniel S. Loeb, Managing Member


                             By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]

                             THIRD POINT OFFSHORE FUND, LTD.

                             By:  Daniel S. Loeb, Director


                             By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                             THIRD POINT ULTRA, LTD.

                             By:  Third Point LLC, its Investment Manager
                             By:  Daniel S. Loeb, Chief Executive Officer


                              By:  /s/ Joshua L. Targoff
                                  ----------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


               [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]


                                                              SCHEDULE A

                        (Transactions by Offshore, Partners, Partners Qualified and Ultra in Convertible Notes)



Third Point Offshore Fund, Ltd.



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
          7/17/2008                        SELL                              $32,041,000                          100


Third Point Partners L.P.



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
          7/17/2008                         BUY                               $1,057,000                          100
          7/17/2008                         BUY                              $14,886,000                          100


Third Point Partners Qualified L.P.



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
          7/17/2008                         BUY                               $1,568,000                          100
          7/17/2008                         BUY                              $22,084,000                          100


Third Point Ultra Ltd.



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
          7/17/2008                        SELL                               $7,554,000                          100

